J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA


06018790

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 08 November 2006

SUPPL

Dear Sir

J Sainsbury Announces: Notification of reportable interest in the company of 4.91 %

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 8th November 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

J Sainsbury plc
8 November 2006

J Sainsbury plc received notification on 7 November 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 4.91 per cent instead of 3.3 per cent previously reported.

End

J Sainsbury plc
8 November 2006

J Sainsbury plc received notification on 7 November 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 4.91 per cent instead of 3.3 per cent previously reported.

End

J Sainsbury plc
8 November 2006

J Sainsbury plc received notification on 7 November 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 4.91 per cent instead of 3.3 per cent previously reported.

End

J Sainsbury plc
8 November 2006

J Sainsbury plc received notification on 7 November 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 4.91 per cent instead of 3.3 per cent previously reported.

End

J Sainsbury plc
8 November 2006

J Sainsbury plc received notification on 7 November 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 4.91 per cent instead of 3.3 per cent previously reported.

End